Post-Effective Amendment No. 25 to
                                                          SEC File No.  70-8593


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM U-1
                                   APPLICATION
                                      UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")
                                GPU, Inc. ("GPU")
                                GPU Capital, Inc.
                               GPU Electric, Inc.
                        Victoria Electric Holdings, Inc.
                              EI UK Holdings, Inc.
                          Avon Energy Partners Holdings
                            Avon Energy Partners plc
                          GPU Australia Holdings, Inc.
                             Austran Holdings, Inc.
                              VicGas Holdings, Inc.
                          GPU Argentina Holdings, Inc.
                          GPU Argentina Services LtdA.
                       GPU International Australia Pty Ltd
                                GPU Brasil, Inc.
                               300 Madison Avenue
                          Morristown, New Jersey 07960
                  GPU INTERNATIONAL, INC. ("GPU International")
                        EI SERVICES, INC. ("EI Services")
                              Geddes II Corporation
                         Geddes Cogeneration Corporation
                                EI Selkirk, Inc.
                            EI Canada Holding Limited
                           EI Services Canada Limited
                             NCP Houston Power, Inc.
                                 NCP Perry, Inc.
                                 GPU Power, Inc.
                            Guaracachi America, Inc.
                              EI Barranquilla, Inc.
                        Barranquilla Lease Holdings, Inc.
                                EI International
                        Los Amigos Leasing Company, Ltd.
                              GPUI Colombia, Ltda.
                       International Power Advisors, Inc.
                           Hanover Energy Corporation
                         Austin Cogeneration Corporation





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                           GPU Power Philippines, Inc.
                          GPU International Asia, Inc.
                             GPU Power Ireland, Inc.
                               One Upper Pond Road
                          Parsippany, New Jersey 07054
                    (Names of companies filing this statement
                       and addresses of principal offices)
                                    GPU, INC.
                    (Names of top registered holding company
                            parent of the applicants)

T. G. Howson,                       Douglas E.  Davidson, Esq.
Vice President and Treasurer        Thelen Reid & Priest LLP
M. J. Connolly,                     40 West 57th Street
Vice President - Legal              New York, New York 10019
S. L. Guibord, Secretary
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey 07960

                        W. Edwin Ogden, Esq.
                        Ryan, Russell, Ogden & Seltzer LLP
                        1100 Berkshire Boulevard
                        P.O. Box 6219
                        Reading, Pennsylvania  19601-0219
                   (Names and addresses of agents for service)




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      GPU,  GPU  International,  EI  Services,  Geddes  II  Corporation,  Geddes
Cogeneration Corporation, EI Selkirk, Inc., EI Canada Holding Limited, EI Services Canada Limited, NCP Houston Power, Inc., NCP Perry, Inc., GPU Power, Inc., Guaracachi America, Inc., EI Barranquilla, Inc., Barranquilla Lease Holdings, Inc., EI International, Los Amigos Leasing Company, Ltd., GPUI Colombia, Ltda., International Power Advisors, Inc., Hanover Energy Corporation, Austin Cogeneration Corporation, Austin Cogeneration Partners, L.P., GPU Power Philippines, Inc., GPU International Asia, Inc., GPU Power Ireland, Inc., GPU Capital, Inc., GPU Electric, Inc., Victoria Electric Holdings, Inc., EI UK Holdings, Inc., Avon Energy Partners Holdings, Avon Energy Partners plc, GPU Australia Holdings, Inc., Austran Holdings, Inc., VicGas Holdings, Inc., GPU
Argentina Holdings, Inc., GPU Argentina Services LtdA., GPU International Australia Pty Ltd and GPU Brasil, Inc., (collectively, "Applicants") hereby post-effectively amend the application on Form U-1, docketed on SEC File No. 70-8593, as heretofore amended, as follows:

      A. By order dated July 6, 1995 (HCAR No. 26326) (the "1995 Order"), GPU was authorized to acquire and hold the interests or securities of one or more foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") (each, an "Exempt Entity"), as defined in Sections 32 and 33 of the Act. The 1995 Order also authorized GPU, directly or indirectly, to acquire from time to time and own interests in subsidiaries ("Project Parents") that are not Exempt Entities but are engaged, directly or indirectly, and exclusively, in the business of owning and holding the interests and securities of one or more Exempt Entities and related project development activities.

      B. The 1995 Order also authorized GPU to make investments in Project Parents from time to time through December 31, 1997 in an aggregate amount of up to $200 million. Investments could take the form of: (i) cash capital contributions or open account advances; (ii) loans evidenced by promissory notes; (iii) guarantees by GPU of the principal of, or interest on, any promissory notes or other evidences of indebtedness or obligations of any Project Parent, or of GPU's undertaking to contribute equity to a Project Parent; (iv) assumption of liabilities of a Project Parent; and (v) reimbursement agreements with banks entered into to support letters of credit delivered as security for GPU's equity contribution obligation to a Project Parent or otherwise in connection with a Project Parent's development activities.

      C. The 1995 Order also authorized GPU to make investments in Exempt Entities from time to time, through December 31, 1997, in an aggregate amount which, together with the amount invested in Project Parents would not exceed $200 million outstanding at any one time (the "Investment Cap"). Such investments could take




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the form of (i) guarantees of indebtedness,  or other obligations of one or more
Exempt Entities; (ii) assumptions of liabilities of one or more Exempt Entities; and (iii) guarantees and letter of credit reimbursement agreements in support of
equity  contribution   obligations  or  otherwise  in  connection  with  project
development activities for one or more Exempt Entities.

      D. The 1995 Order also authorized each Project Parent to issue equity and debt securities in an aggregate principal amount of not more than $500 million, to persons other than GPU, including banks, insurance companies and other financial institutions, exclusively for the purpose of financing or refinancing investments in project development activities for Exempt Entities. The
Commission authorized the issuance of such securities in one or more transactions from time to time through the earlier to occur of: (i) December 31, 1997, and (ii) the effective date of any rule or regulation under the Act exempting such transactions from prior Commission authorization.

      E. By order dated January 19, 1996 (HCAR No. 26457) (the "January 1996 Order"), the Commission authorized an increase in the Investment Cap, which would include all forms of equity or participation interests, to 50% of GPU's consolidated retained earnings at the time any investment in a Project Parent or Exempt Entity is made. The January 1996 Order also noted that under then-new Rules 45(b)(4) and 52 under the Act, open account advances without interest would no longer be subject to the limit of the Investment Cap, nor would cash capital contributions to Project Parents to the extent they are made in connection with the acquisition of a new subsidiary. This authorization has no expiration date.

      F. The January 1996 Order also authorized certain GPU subsidiaries to provide goods and services to certain associate entities at fair market prices. By Order dated March 6, 1996 (HCAR No. 26484) (the "March 1996 Order"), the Commission expanded the class of GPU subsidiaries that could provide such goods and services at such fair market prices. These authorizations have no expiration date.

      G. By order dated November 5, 1997 (the "November 1997 Order"),(1) the Commission authorized an increase in the Investment Cap, which would include all forms of equity and participation interests, to 100% of GPU's "consolidated retained earnings", as defined in Rule 53(a) under the Act, at the time any investment in a Project Parent or Exempt Entity is made. This authorization has no expiration date.

-------------------

1 After the November 1997 Order, the Commission separately issued a memorandum opinion in connection with the November 1997 Order. HCAR No. 26779 (Nov. 17,
1997).

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      H. By Order dated  December 22, 1997 (HCAR No. 26800) (the  "December 1997
Order"), the Commission extended, through December 31, 2000, the authorization granted to GPU in the 1995 Order discussed above in paragraph B (except with respect to the authorization of open account advances and cash capital contributions, which, as discussed above in paragraph E, no longer require prior Commission authorization).

      I. The December 1997 Order also extended, through December 31, 2000, the authorization granted in the 1995 Order discussed above in paragraph C, although, as authorized by the November 1997 Order, GPU's "aggregate investment" (as defined in Rule 53(a)) in Project Parents and Exempt Entities is now subject to the revised Investment Cap described in paragraph G.

      J. The December 1997 Order also authorized Project Parents, through December 31, 2000, to guarantee or assume liabilities of the securities issued by, or other obligations of, their direct or indirect subsidiaries in an aggregate amount outstanding at any one time not to exceed $1 billion.

      K. Applicants now propose to extend through June 30, 2003 such of the authorizations under the 1995 Order, the January 1996 Order, the March 1996 Order, the November 1997 Order and the December 1997 Order that have other stated expiration dates except to the extent any previously authorized guarantees are exempt under rules 45 and 52. In all other respects, the transactions as heretofore authorized by the Commission in this docket would remain unchanged.

      L.        Rule 54 Analysis.

            (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). As discussed above, in the November 1997 Order the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At June 30, 2000, GPU's average consolidated retained earnings was approximately $2.4 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $1.8 billion. Accordingly, under the November 1997 Order, GPU may invest up to an additional $614 million in FUCOs and EWGs as of June 30, 2000.

                  (i) GPU  maintains  books and records to identify  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                        (A) For each United  States EWG in which GPU directly or
            indirectly holds an interest:




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


                              (1) the  books  and  records  for such EWG will be
                        kept in conformity with United States generally accepted accounting principles ("GAAP");

                              (2) the  financial  statements  will be  prepared
                        in accordance with GAAP; and

                              (3) GPU  directly  or  through  its  subsidiaries
                        undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                        (B) For each FUCO or  foreign  EWG  which is a  majority
            owned subsidiary of GPU:

                              (1) the books and records for such subsidiary will
                        be kept in accordance with GAAP;

                              (2) the    financial    statements    for    such
                        subsidiary will be prepared in accordance with GAAP; and

                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                        (C) For each FUCO or  foreign  EWG in which GPU owns 50%
            or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                              (1) such entity to  maintain  books and records in
                        accordance with GAAP;

                              (2) the financial  statements of such entity to be
                        prepared in accordance with GAAP; and

                              (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or

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                        financial  statements  are not  maintained in accordance
                        with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2)
                        (iii) (A) and (a) (2) (iii) (B) of Rule 53.

                  (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                  (iii) Copies of this Application on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(2) In addition, GPU will submit to each such commission copies of any amendments to this Application and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                  (iv) None of the provisions of paragraph (b) of Rule 53 render
            paragraph   (a)  of  that   Rule   unavailable   for  the   proposed
            transactions.

                        (A) Neither GPU nor any  subsidiary of GPU having a book
            value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                        (B) GPU's average consolidated retained earnings for the
            four most recent quarterly periods (approximately $2.44 billion) represented a decrease of approximately $13.7 million (or approximately .5%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.45 billion). The decrease in retained earnings results primarily from a non-recurring loss of $295 million, after tax, from the sale during the second quarter of 2000 of GPU PowerNet, which provides transmission services in the State of Victoria, Australia.

-------------------
2 One of GPU's operating subsidiaries, the Pennsylvania Electric Company ("Penelec"), is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

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


                        (C) GPU did not incur  operating  losses  from direct or
            indirect investments in EWGs and FUCOs in 1999 in excess of 5% of GPU's December 31, 1999 consolidated retained earnings.

      As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 1997 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

      Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

      The November 1997 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 1997 Order, GPU's consolidated capitalization consisted of 42.5% common equity and 50.8% debt. As stated in the application that formed the basis for the November 1997 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 33.5% common equity and 60.7% debt.

      At June 30, 2000, GPU's common equity and debt represented 31.4% and 64.6%, respectively, of its consolidated capitalization, as set forth in Exhibit H hereto. Thus, since the date of the November 1997 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(3)

     GPU's consolidated retained earnings grew on average approximately 6.5% per year from 1994 through 1999. Earnings

-------------------
3 The first mortgage bonds of GPU's operating subsidiaries, Jersey Central Power & Light Company, Metropolitan Edison Company and Penelec are rated A+ by Standard & Poors Corporation, and A2 by Moody's Investors Service, Inc.

                                        6


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attributable to GPU's investments in EWGs and FUCOs have contributed  positively to consolidated earnings.

      Accordingly, since the date of the November 1997 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

      Reference is made to Exhibit H which sets forth GPU's consolidated capitalization at June 30, 2000 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

      M. GPU's estimated fees, commissions and expenses in connection with the proposed transactions will be filed by further post-effective amendment.

      N. GPU believes that Sections 6(a), 7, 9(a), 10, 12, 32, and 33 of the Act and Rules 43, 45, 53 and 54 thereunder are applicable to the proposed transactions.

      O. No Federal or State commission, other than your Commission, has jurisdiction with respect to the proposed transactions.

      P. It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than December 1, 2000. It is further requested that (iii) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (iv) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (v) there be no waiting period between issuance of the Commission's order and the date on which it is to become effective.

      Q.    The following exhibits and financial statements are filed in Item 6.

            (a) Exhibits:


                  F-1   -    Opinion  of Thelen  Reid & Priest LLP - To be filed
                             by amendment.

                  F-2   -    Opinion  of Ryan,  Russell,  Ogden & Seltzer  LLP -
                             To be filed by amendment.

                  G     -    Financial Data Schedule.



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


                  H     -    Capitalization and  Capitalization  Ratios as at
                             June 30, 2000, actual and pro forma.

      R.    Information as to Environmental Effects.

      (a) The issuance of an order by your Commission with respect to the transactions contemplated herein is not a major Federal action significantly affecting the quality of the human environment.

      (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the various proposed transactions which are the subject hereof. Reference is made to Paragraph O hereof regarding regulatory approvals with respect to the proposed transactions.



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


                                    SIGNATURE

      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                              GPU, INC.
                              GPU Capital, Inc.
                              GPU Australia Holdings, Inc.
                              Austran Holdings, Inc.
                              VicGas Holdings, Inc.
                              GPU Argentina Holdings, Inc.


                              By: /s/ T. G. Howson
                                 ---------------------------------
                                   T. G. Howson,
                                   Vice President and Treasurer


                              GPU Electric, Inc.
                              Victoria Electric Holdings, Inc.
                              EI UK Holdings, Inc.
                              GPU Australia Holdings, Inc.
                              Austran Holdings, Inc.
                              VicGas Holdings, Inc.
                              GPU Argentina Holdings, Inc.
                              GPU Brasil, Inc.


                              By: /s/ T. G. Howson
                                 ---------------------------------
                                   T. G. Howson,
                                   Vice President


                              AVON ENERGY PARTNERS HOLDINGS
                              AVON ENERGY PARTNERS PLC


                              By: /s/ R. Browne
                                 ---------------------------------------
                                   Robert Browne,
                                   Secretary



                              GPU ARGENTINA SERVICES LTDA.


                              By: /s/ M. F. Grondona
                                  ---------------------------------------
                                   M.F. Grondona,
                                   Officer


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



                              GPU INTERNATIONAL AUSTRALIA PTY LTD



                              By: /s/ R. H. Keller
                                 ---------------------------------
                                   R. H. Keller
                                   Chief Executive Officer


                              GPU INTERNATIONAL, INC.


                              By: /s/ R. P. Lantzy
                                 ---------------------------------
                                   R. P. Lantzy
                                   President

                              EI SERVICES, INC.


                              By: /s/ R. P. Lantzy
                                 -------------------------------
                                   R. P. Lantzy
                                   President and Chief Executive
                                   Officer




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



                              Geddes II Corporation
                              Geddes Cogeneration Corporation
                              EI Selkirk, Inc.
                              EI Canada Holding Limited
                              EI Services Canada Limited
                              NCP Houston Power, Inc.
                              NCP Perry, Inc.
                              GPU Power, Inc.
                              Guaracachi America, Inc.
                              EI Barranquilla, Inc.
                              Barranquilla Lease Holdings, Inc.
                              EI International
                              Los Amigos Leasing Company, Ltd.
                              GPUI Colombia, Ltda.
                              International Power Advisors, Inc.
                              Hanover Energy Corporation
                              Austin Cogeneration Corporation
                              GPU Power Philippines, iNC.
                              GPU International Asia, Inc.
                              GPU Power Ireland, Inc.


                              By: /s/ R. P. Lantzy
                                  --------------------------------
                                   R. P. Lantzy,
                                   President


Date: October 25, 2000




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